Exhibit 77(c)

Matters Submitted to a Vote of Security Holders

At a special joint meeting of the shareholders of the ISI Strategy Fund, Inc. (the “Strategy Fund”), Total Return U.S. Treasury Fund, Inc., North American Government Bond Fund, Inc., and Managed Municipal Fund, Inc. held on March 16, 2015, the shareholders of the Strategy Fund approved the following proposal:

Proposal: To approve the Agreement and Plan of Reorganization pursuant to which the Strategy Fund was reorganized into the Centre American Select Equity Fund, a series of the Centre Funds.

	# of Votes Cast	% of Votes Cast
For	2,764,684	92.30%
Against	15,039	0.50%
Abstain	215,478	7.91%
Total	2,995,201	51.80%